Exhbit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment Nos. 75 and 77 to the Registration Statement No. 811-04707 on Form N-1A of Fidelity Advisor Series II, of our report dated February 21, 2006, appearing in the Annual Report to Shareholders of Fidelity Advisor Mid Cap II Fund, and our report dated February 23, 2006, appearing in the Annual Report to Shareholders of Fidelity Advisor Strategic Income Fund, each for the year ended December 31, 2005.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
February 27, 2006